Exhibit 99
	For Release:	May 3, 2016
	Investor Contact:	Vince Meyer
218-723-3952
vmeyer@allete.com

NEWS

ALLETE, Inc. reports higher first quarter 2016 earnings
DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported first quarter 2016 earnings of 93 cents per share on net income of $45.9 million and operating revenue of $333.8 million. Last year’s results were 85 cents per share on net income of $39.9 million and operating revenue of $320.0 million. Net income for 2015 included $3 million, or 6 cents per share, of acquisition costs related to ALLETE’s acquisition of U.S. Water Services in February of last year.
“ALLETE is off to a good start in 2016. I am pleased with ALLETE’s performance and strategic direction,” said ALLETE Chairman, President and CEO Al Hodnik. “Minnesota Power remains strong as it works through a downturn in industrial sales and I am pleased with the performance of our complementary Energy Infrastructure and Related Services businesses.”
ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power, and the Company’s investment in the American Transmission Co. (ATC), recorded net income of $42.4 million, an increase of $1.4 million over 2015 net income. Earnings increased primarily due to higher cost recovery rider revenue and lower operating and maintenance expenses. These increases were mostly offset by a decrease in kWh sales due to lower industrial sales and impacts of warmer temperatures in 2016 compared to the same period in 2015, and higher depreciation and property tax expenses. Our equity earnings in ATC increased $0.6 million after-tax, due to period over period changes in ATC’s estimate of a refund liability related to Midwest Independent System Operator return on equity complaints.

ALLETE’s Energy Infrastructure and Related Services businesses, which include ALLETE Clean Energy and U.S. Water Services, recorded net income of $6.1 million and a net loss of $0.5 million, respectively. Earnings at ALLETE Clean Energy increased $3.6 million primarily due to higher earnings from wind energy facilities acquired in April and July of 2015. Earnings at U.S. Water Services reflect results from selling certain products which are seasonal in nature, with higher demand typically realized in warmer months. The net loss of $0.1 million for the first quarter of 2015 reflected results for the period only from the date of acquisition, February 10, 2015, through March 31, 2015, and therefore, did not reflect a full quarter.

The Corporate and Other segment, which includes BNI Energy and ALLETE Properties, posted a net loss of $2.1 million for the quarter, compared to a net loss of $3.5 million in 2015. The net loss in 2015 included the already mentioned $3.0 million after-tax expense, or 6 cents per share, for acquisition costs related to the acquisition of U.S. Water Services.

Earnings per share for the quarter were diluted by 5 cents due to additional shares of common stock outstanding as of March 31, 2016.
ALLETE will host a conference call and webcast at 10 a.m. Eastern Time this morning to discuss details of its financial performance and earnings guidance. Interested parties may listen live by calling (877) 303-5852, or by accessing the webcast at www.allete.com. A replay of the call will be available through May 6, 2016 by calling (855) 859-2056, pass code 87733201. The webcast will be accessible for one year at www.allete.com.
ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, U.S. Water Services headquartered in St. Michael, Minn., BNI Energy in Center, N.D., and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Three Months Ended
	March 31,
	2016	2015

Operating Revenue	$333.8	$320.0
Operating Expenses
Fuel and Purchased Power	76.9	86.0
Transmission Services	16.8	14.9
Cost of Sales	33.3	31.2
Operating and Maintenance	78.1	79.7
Depreciation and Amortization	48.1	39.0
Taxes Other than Income Taxes	13.8	12.8
Total Operating Expenses	267.0	263.6
Operating Income	66.8	56.4
Other Income (Expense)
Interest Expense	(16.9)	(15.1)
Equity Earnings in ATC	4.8	3.9
Other	1.0	1.1
Total Other Expense	(11.1)	(10.1)
Income Before Non-Controlling Interest and Income Taxes	55.7	46.3
Income Tax Expense	9.3	6.2
Net Income	46.4	40.1
Less: Non-Controlling Interest in Subsidiaries	0.5	0.2
Net Income Attributable to ALLETE	$45.9	$39.9
Average Shares of Common Stock
Basic	49.2	46.9
Diluted	49.2	47.1
Basic Earnings Per Share of Common Stock	$0.93	$0.85
Diluted Earnings Per Share of Common Stock	$0.93	$0.85
Dividends Per Share of Common Stock	$0.52	$0.505

Consolidated Balance Sheet
Millions - Unaudited

	Mar. 31,	Dec. 31,		Mar. 31,	Dec. 31,
	2016	2015		2016	2015
Assets			Liabilities and Shareholders’ Equity
Cash and Cash Equivalents	$97.0	$97.0	Current Liabilities	$224.2	$274.8
Other Current Assets	282.3	274.0	Long-Term Debt	1,551.3	1,556.7
Property, Plant and Equipment - Net	3,642.3	3,669.1	Deferred Income Taxes	589.7	579.8
Regulatory Assets	367.1	372.0	Regulatory Liabilities	102.2	105.0
Investment in ATC	128.6	124.5	Defined Benefit Pension & Other	205.7	206.8
Other Investments	72.9	74.6	Other Non-Current Liabilities	347.1	349.0
Goodwill and Intangibles - Net	213.9	215.2	Shareholders’ Equity	1,852.5	1,822.4
Other Non-Current Assets	68.6	68.1
Total Assets	$4,872.7	$4,894.5	Total Liabilities and Shareholders’ Equity	$4,872.7	$4,894.5

	Three Months Ended
ALLETE, Inc.	March 31,
Income (Loss)	2016	2015
Millions
Regulated Operations	$42.4	$41.0

Energy Infrastructure and Related Services
ALLETE Clean Energy	6.1	2.5
U.S. Water Services	(0.5)	(0.1)

Corporate and Other	(2.1)	(3.5)
Net Income Attributable to ALLETE	$45.9	$39.9
Diluted Earnings Per Share	$0.93	$0.85

Statistical Data
Corporate
Common Stock
High	$58.34	$59.73
Low	$48.26	$51.16
Close	$56.07	$52.76
Book Value	$37.55	$36.28

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipals
Residential	329	356
Commercial	368	384
Municipals	219	233
Industrial	1,594	1,950
Total Retail and Municipal	2,510	2,923
Other Power Suppliers	1,130	891
Total Regulated Utility Kilowatt-hours Sold	3,640	3,814

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipals
Residential	$32.9	$35.0
Commercial	32.5	33.6
Municipals	15.9	16.0
Industrial	99.9	114.7
Total Retail and Municipals	181.2	199.3
Other Power Suppliers	42.2	33.7
Other	28.9	29.8
Total Regulated Utility Revenue	$252.3	$262.8

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.